September 17, 1996



Amcon Distributing Company
Attn: J. Tony Howard, Secretary
10228 "L" Street
Omaha, Nebraska 68127-1027

Re:     Sale of Certain Assets of Amcon Distributing Company, a Delaware
          corporation ("Amcon"), to Western Distributing Company, a Colorado corporation ("Western").

Dear Mr. Howard:

This confirms the terms of the agreement that has been reached between Amcon and Western for Western's acquisition of certain assets of Amcon, as more specifically described below (the "Assets").

1.     THE ASSETS. The Assets are:

     (a) All beverage products and inventory owned by Amcon (the "Inventory") that meet the freshness requirements described in Paragraph 4(g) below and have beenmanufactured or supplied by either of the following companies (together, the "Suppliers"):

          (i) Stroh Brewing Company (successor in interest to G. Heileman Brewing Company), and
          (ii)    Minnesota Brewing Company;

together with all of Amcon's rights, if any, in and to Amcon's distributorship agreements (together, the "Distributorship Agreements") with the Suppliers.

     (b) All of the equipment owned by Amcon, used in connection with its business and listed on SCHEDULE 1 (the "FF&E"). The FF&E includes, only those items set forth on the attached SCHEDULE 1, as modified and initialed by Amcon and Western.

2.     PURCHASE PRICE: HOLD BACK

     (a) The total purchase price for the Assets (the "Purchase Price") shall be an amount equal to the sum of: (i) the "laid in cost" of the Inventory on the date of Closing, as determined by the Valuing Inventory (as defined in Paragraph 8 below); plus (ii) the fair market value of the FF&E (as set forth on EXHIBIT 1); plus (iii) an amount equal to the Accounts Receivable as of the date of Closing; plus (iv) an amount allocable to the Distributorship Agreements equal to $1,460,757.62.

     (b) The Purchase Price, subject to any Closing Adjustments (as described in Paragraph 9 below), shall be paid in full at the Closing.

     (c) Western shall hold back from the Purchase Price payable a the Closing the sum of Fifty Thousand Dollars ($50,000) (the "Hold Back"), which shall be deducted from such portions of the Purchase Price payable at Closing as
Western may elect.   To the extent available, the Hold Back may be used by
Western to offset any post-Closing adjustments and reacquisition costs as provided for in Paragraphs 9 and 10 below; provided, however, that the amount of the Hold Back is not intended in any way to limit the extent of such post-Closing adjustments or reacquisition costs. To the extent that Hold Back exceeds the post-Closing adjustments and reacquisition costs payable to Western, Western shall promptly pay the amount of such excess to Amcon.

3. INVESTIGATION. Western shall have until the Closing to investigate the Assets and all matters relevant to the acquisition, ownership, or operation of the Assets. Such right of investigation shall include, without limitation, the right to conduct any studies or inspections of the Assets that Western deems necessary or appropriate. Western shall have the right to communicate directly with the Suppliers and any other third parties contracting with Amcon concerning present and future distributorship arrangements. Amcon agrees to cooperate reasonably with any such investigations, inspections , or studies made by Western or at Western's direction. If, on or before the Closing, Western is reasonably dissatisfied in any material respect with all or any portions of the Assets, Western may give Amcon written notice of such dissatisfaction, which shall serve as Western's unequivocal election to terminate this letter agreement. This letter agreement shall thereupon terminate and be of no further force and effect.

4. AMCON'S's REPRESENTATIONS AND WARRANTIES. Amcon represents and warrants to Western that:

     (a) AUTHORIZATION. Amcon is a corporation duly organized and in good standing under the laws of Colorado. Amcon has full right and authority to enter into this letter agreement and consummate the transactions contemplated hereby, subject to the approval of Amcon's Board of Directors. The execution and delivery of this letter agreement by Amcon, and the consummation of the transactions contemplated by it, do not, and will not, (i) violate any law, rule, regulation, judgement, order, injunction or decree applicable to Amcon;
(ii) conflict with, result in a breach of, require the consent of any party to, or constitute a default under, any indenture, mortgage, agreement, lease, or other instrument to which Amcon is a party or by which it is bound; or (iii) result in the creation or imposition of any claim, lien, charge, or other encumbrance against any of the Assets.

     (b) TITLE TO ASSETS. Amcon owns outright and is vested with good and marketable title to all of the Assets, free and clear of any liens, mortgages, security interests, claims, charges, restrictions, or other encumbrances, or any other restrictions on sale or transfer, including any conditional sale or other title retention agreement, except for: (i) liens for current taxes not yet payable; and (ii) any other liens specifically disclosed on SCHEDULE 2 attached hereto. There presently are no personal property taxes due and payable with respect to the Assets.

     (c) COMPLIANCE WITH LAWS. Amcon's use and operation of the Assets and Amcon's conduct of its business do not violate or conflict with any applicable law, rule, regulation, ordinance, judgement, decree, order, injunction, or decision of any court or governmental authority , including, but not limited to, any environmental, pollution, health, safety, or franchise law or regulation, the enforcement of which would have a material adverse effect on the value of the Assets or Amcon's business.

     (d) LITIGATION. There are no claims, actions, suits, or proceedings pending, or to Amcon's knowledge and belief threatened, in any court, or before any governmental authority, or before any arbitrator, by or against Amcon or affecting any of the Assets, which, if adversely determined, would materially and adversely affect the value of the Assets or its business, or which would prevent or restrict the consummation of the transactions contemplated by this letter agreement, or declare such transactions unlawful, or cause their rescission.

     (e) EMPLOYMENT MATTERS. Amcon is not bound by any employment, union, or service contracts.

     (f)     Not used.

     (g) INVENTORY FRESHNESS. All of the Inventory to be acquired by Purchaser complies with the following freshness requirements: (i) all canned and bottled beer and other products have and shall have freshness expiration dates no earlier than October 15, 1996; and (ii) all keg beer has and shall have freshness expiration dates no earlier than October 15, 1996.

     (h) CONTINUING ACCURACY. Each representation and warranty made by Amcon in this letter agreement shall continue to be true and correct on the date of Closing, as through such representation or warranty had been made again on such date; and each representation and warranty shall survive the Closing.

5. WESTERN'S REPRESENTATIONS AND WARRANTIES. Western represents and warrants to Amcon that:

     (a) AUTHORIZATION. Western is a corporation duly organized and in good standing under the laws of Colorado. Western has full right and authority to enter into this letter agreement and consummate the transactions contemplated hereby, subject to approval by Western's Board of Directors. The execution and delivery of this letter agreement by Western, and the consummation of the transactions contemplated by it, do not, and will not, (i) violate any law, rule, regulation, judgement, order, injunction or decree applicable to Western; or (ii) conflict with, result in a breach of, require the consent of any party to, or constitute a default under, any indenture, mortgage, agreement, lease, or other instrument to which Western is a party or by which it is bound.

     (b) LITIGATION. There are no claims, actions, suits or proceedings pending, or to Western's knowledge and belief threatened, in any court, or before any governmental authority, or before any arbitrator, by or against Western, which, if adversely determined, would prevent or restrict the consummation of the transactions contemplated by this letter agreement, or declare such transactions unlawful, or cause their rescission.

     (c) CONTINUING ACCURACY. Each representation and warranty made by Western in this letter agreement shall continue to be true and correct on the date of Closing, as though such representation and warranty had been made again on such date; and each representation and warranty shall survive the Closing.

6. WESTERN'S CONDITIONS PRECEDENT. The obligations of Western to perform under this letter agreement are conditioned upon the satisfaction of the following conditions or Western's waiver (in its sole discretion) of satisfaction:

     (a)     Completion of the Valuing Inventory.

     (b) Evidence that the holders of the liens set forth on SCHEDULE 2, if any, will accept payment by Amcon and release those liens at Closing.

     (c) The approval by Western's lenders and Western's Board of Directors of the transaction contemplated by this letter agreement.

     (d) Western's reasonable satisfaction with the condition of the Assets as of the Closing.

     (e) Western's receipt of the results of a UCC search from the Colorado Secretary of State indicating the existence of no liens against the Assets except those disclosed on SCHEDULE 2.

     (f) Western's receipt of evidence, reasonably satisfactory to Western, of Amcon's corporate authority to consummate the transactions contemplated hereby.

     (g) The continuing accuracy of Amcon's representations and warranties, as if made on the date of the Closing.

     (h)     Not used.

    (i) The approval by the Suppliers of the transfer to Western of the Distributorship Agreements.

7. AMCON'S CONDITIONS PRECEDENT. The obligations of Amcon to perform under this letter agreement are conditioned upon the satisfaction of the following conditions or Amcon's waiver (in its sole discretion) of satisfaction:

     (a)     Completion of the Valuing Inventory.

     (b) Amcon's receipt of evidence, reasonably satisfactory to Amcon, of Western's corporate authority to consummate the transactions contemplated hereby.

     (c) The continuing accuracy of Western's representations and warranties, as if made on the date of the Closing.

     (d) The approval by Amcon's Board of Directors of the transaction contemplated by this letter agreement.

8.     POSSIBLE EXCLUSION OF FF&E: VALUING INVENTORY.

     (a) Amcon and Western acknowledge that Western has heretofore inspected all of the FF&E, all of which is located in SCHEDULE 1 and is agreed to have fair market value of $16,744 (i.e., the same as the net book value thereof).

     (b) Within 24 hours prior to the Closing, Western and Amcon will jointly conduct an inventory (the "Valuing Inventory") of the Inventory and Accounts Receivable. In the Valuing Inventory, all Inventory will be valued at actual laid-in cost, and may at Western's option, be stored in Western's trucks at Amcon's facility pending completion of the Closing. Western and Amcon will together prepare a current list of Inventory (specifically excluding any product that does not meet the freshness requirements described above) and a list of the Accounts Receivable (specifically excluding any receivables that are more than ninety (90) days old as of the date of the Closing).

9.     CLOSING: CLOSING ADJUSTMENTS.

     (a) The closing of this transaction (the "Closing") will take place at 2:00 p.m., October 4, 1996 at Western's offices, 5270 Fox Street, Denver, Colorado.

At the Closing: (i) Amcon will deliver or make available possession of the Assets to Western (including, without limitation keys to any vehicles included in the FF&E), and will deliver to Western an executed Bill of Sale to the Assets, which shall include an assignment of Amcon's rights in and to the assignable Distributorship Agreements, a certificate of title (bearing all necessary endorsements thereto) to each of the vehicles that is included in the FF&E, and all other instruments necessary or desirable in order to effect the transaction contemplated by this letter agreement; and (ii) Western will deliver to Amcon a check in the amount of the Purchase Price for the FF&E, and the Accounts Receivable, subject to any Closing Adjustments.


     (b) Appropriate adjustments ("Closing Adjustments") shall be made to the Purchase Price at the time of Closing in order to prorate personal property taxes relating to the Assets that are not yet payable, to reflect the Hold Back described in Paragraph 2 above and to reflect the exclusion of any FF&E as provided in Paragraph 8 above.


10. COLLECTION OF ACCOUNTS RECEIVABLE; REPURCHASE. From and after the date of the Closing, Western will use reasonable efforts to collect the Accounts Receivable purchased from Amcon. Any amounts collected from any obligor with respect to any of the Accounts Receivable will, unless otherwise specified by such obligor, be applied first to the Accounts Receivable before being applied to any subsequent liability from such obligor to Western. Western's obligation to attempt to collect the Accounts Receivable will NOT include any requirement that it commence any type of litigation, engage any type of collection agent, or incur any out-of-pocket costs related to such collection. Any Accounts Receivable that have not been collected by Western within sixty (60) days after the date of the Closing will promptly be repurchased by Amcon at face value.

11. PICK-UP OF STALE PRODUCT. Western and Amcon acknowledge that prior to the Closing Amcon may have sold product supplied by the Suppliers which remains on the shelves of retailers. As part of its arrangement with the Suppliers, Western will be required to "pick up" from retailers any such product that becomes "stale" prior to resale. For purposes hereof, any product will be deemed "stale" if it has a freshness expiration date earlier than October 15, 1996. Western will be entitled to a post-Closing adjustment, as provided in Paragraph 12 below, for any such "stale" product that it is required to pick up after the date of the Closing. Western will also be entitled to dispose of all such "stale" product, and Amcon shall have no claim to any such "stale" product. Western shall notify Amcon approximately twenty-one (21) days after the date of Closing of any "stale" product that Western is required to pick up pursuant to this Paragraph 11; and Amcon shall have the period of one (1) week after the date of such notification to investigate all such product and confirm that it is in fact "stale."

12. FINAL RECONCILIATION: POST-CLOSING ADJUSTMENTS. On the first business day that is sixty (60) days after the date of the Closing, Western and Amcon shall reconvene at the offices of Western at 2:00 p.m., at which time the parties shall do a final reconciliation of all amounts due and owing pursuant to the terms of Paragraphs 10 and 11 above. At the time of such reconciliation, a post-closing adjustment will be made to the Purchase Price as follows: (i)
Amcon shall pay to Western by check an amount equal to all Accounts Receivable not theretofore collected by Western as provided in Paragraph 11 above, and Western shall reassign the uncollected Accounts Receivable to Amcon without recourse, representation or warranty; and (ii) Western shall receive a credit against the Purchase Price for the Inventory in an amount equal to the laid-in cost of all "stale" product previously picked up by Western in accordance with the provisions of Paragraph 11 above. If any of the preceding post-closing adjustments in favor of Western exceed the total amount of the Hold Back, Amcon will promptly pay to Western an amount equal to such excess.


13. INDEMNITY OF WESTERN. Amcon will defend, indemnify, and hold Western harmless from and against:

     (a) Any and all liabilities, obligations, losses, and damages resulting from, or attributable to: (i) any breach of any representation or warranty made by Amcon in this letter agreement, or (ii) any breach or default in the performance by Amcon of any of the agreements made by Amcon in this letter agreement.

     (b) Any and all liabilities and obligations of Amcon.

     (c) Any and all costs and expenses, including reasonable legal fees, relating to the foregoing.

14. INDEMNITY OF AMCON. Western will defend, indemnify, and hold Amcon harmless from and against:

     (a) Any and all liabilities, obligations, losses, and damages resulting from, or attributable to: (i) any breach of any representation or warranty made by Western in this letter agreement, or (ii) any breach or default in the performance by Western of any of the agreements made by Western in this letter agreement.

     (b) Any and all liabilities and obligations relating to the Assets incurred by Western from and after the date of the Closing.

     (c) Any and all costs and expenses, including reasonable legal fees, relating to the foregoing.

15. RISK OF LOSS. The risk of loss with respect to the Assets will remain with Amcon until the Closing, and if any material loss, destruction or damage to the Assets occurs before the Closing, Western will have the right either to cancel this letter agreement without further obligation or to consummate the transactions contemplated by this letter agreement and to be entitled to the proceeds of insurance and other claims that Amcon has on account of the loss, destruction or damage. Risk of loss with respect to all Assets will pass to Western at the time of Closing, regardless of the date of actual pick-up of the Inventory and FF&E.

16.     AMCON EMPLOYEES.   Amcon acknowledges that Western shall have no
obligation of any kind or nature to employ any employees of Amcon; provided, however, that nothing herein shall preclude Western at its sole option from hiring any such employees who meet Western's usual standards, tests, waiting periods and procedures for employment for similar employees.

17. MISCELLANEOUS. Amcon and Western will take whatever steps are necessary at no cost to either of them in order to ensure the effectuation of the goals and purposes of this letter agreement. This letter agreement represents the entire agreement of Amcon and Western and supersedes any prior written or oral discussions or agreements between them, and may be modified only by a written agreement signed by both of them. If Western or Amcon engages legal counsel to pursue legal remedies on account of a breach of this letter agreement by the other then the prevailing party will be entitled to the recovery of its reasonable attorneys' fees and court costs. This letter agreement will inure to the benefit of and be binding upon the successors and assigns of Western and Amcon. The representations, warranties and indemnities contained herein will survive the Closing. Amcon and Western will each bear their own costs, including attorneys' fees, incurred in connection with the purchase ans sale of the Assets, including costs in connection with the preparation of this letter agreement and any other documents contemplated hereby. Each party hereto will indemnify the other against any claims for any broker's or finder's fee or other compensation made by any broker or finder engaged by, or claiming by reason of any action of, the indemnifying party.

If the foregoing accurately sets forth the agreement of Amcon and Western concerning the subject matter hereof, please execute the enclosed copy of this letter and return it to the undersigned no later than the close of business on October 2, 1996.


Very truly yours,


Western Distributing Company, a
 Colorado corporation



By:  Vieri Gaines, President
     ------------------------------------------
     Vieri Gaines, President


FJL:pcs



AGREED TO AND ACCEPTED THIS
2nd DAY OF OCTOBER, 1996


Amcon Distributing Company,
a Delaware corporation


By:   J. Tony Howard
      -------------------------------------------
Name: J. Tony Howard
Title: Secretary








                                   Schedule 2
                 to Letter Agreement dated September 17, 1996
                     between Amcon Distributing Company and
                          Western Distributing Company

                                Schedule of Liens

                                      None.






                              AMCON Distributing Company
                         VEHICLE SCHEDULE - September 30, 1996


VIN#                 UNIT#     Yr/Make/Model                      Cost        Net Book
1HTLDUXN4GHA33966              1986 Intrl S series
                                 Semi Tractor                    13,500         9,450
1C91ARG1XGA002825              1986 Atlas Trailer                 3,000         2,700
65512                          1974 GD Trailer - 41 ft.             884             0

1FDPR7001BVJ26978     D25      1980 Ford 12 Bay                   8,105         1,204
DF257K6B15516         D17      1980 Intrl __ Bay                 10,110             0
R700VJA8437           D24      1981 Ford 12 Bay                   3,018           449
AA185BHA11509         D15      1981 Intrl  10 Bay                10,651             0
AA185BHA11520         D12      1981 Intrl  10 Bay                12,384             0
1GDL7D1B8EV547281     D20      1984 GMC12 Bay                     7,000         2,100
1HTLTP9GHA19768       D28      1986 Intrl __ Bay                  9,535             0
1HTLCHXP4GHA19495     D21      1986 Intrl  10 Bay                11,156           841
1HTLCHXP6GA18199      D22      1986 Intrl   8 Bay Hackney         3,758             0
1HTLDTVP8KH635855     D13      1989 Intrl   8 Bay Hesse           9,632             0
80FVR35034            017**    1973 Ford 10 Bay Hesse             3,158             0
325EGB24071           D05**    1975 Intrl __ Bay                  2,310             0
N71FVY69126           003**    1977 Ford 10 Bay                   3,211             0
A182JHB20200          019**    1979 Intrl   6 Bay Hesse           8,965             0
1GDG6D1F0BV583131     D19**    1981 GMC 6-1/2 Bay Hackney         1,050             0
                                                                -------        ------
                                                                121,427        16,744
                                                                ========       =======